SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Royce Focus Trust, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

78080N108
(CUSIP Number)

W. Whitney George, 745 Fifth Avenue, New York, New York 10151, (212) 508-4500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  [  ].

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 78080N108	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W. Whitney George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 4,524,844
OWNED BY EACH REPORTING	8	SHARED VOTING POWER
PERSON WITH	9	SOLE DISPOSITIVE POWER 4,524,844
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,524,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

CUSIP No. 78080N108	13D	Page 3 of 5 Pages

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.37%
14	TYPE OF REPORTING PERSON* IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78080N108	13D	Page 4 of 5 Pages

Item 1. Security and Issuer.

The title and class of equity securities to which this statement relates is Common Stock.

The name and address of the principal executive offices of the Issuer are:

Royce Focus Trust, Inc.
745 Fifth Avenue
New York, New York 10151

Item 2. Identity and Background.

(a) The name of the person filing this statement is W. Whitney George.

(b) Mr. George's business address is 745 Fifth Avenue, New York, New York 10151.

(c)        Mr. George is Managing Director and Vice President of Royce & Associates, LLC, a registered investment adviser whose clients include the Issuer and other registered investment companies.  He is a Director and Vice President of the Issuer and such other investment companies.  These companies are located at 745 Fifth Avenue, New York, New York 10151.

(d) Not applicable.

(e) Not applicable.

(f) Mr. George is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        This schedule is being filed as a result of Mr. George acquiring a total of  49,798 shares of the Issuer’s Common Stock in an open-market transaction effected on April 28, 2014 for an aggregate purchase price of $400,873.90. Mr. George used his own personal funds to pay for the shares of the Issuer's Common Stock he acquired in this transaction.

Item 4. Purpose of Transaction.

Mr. George purchased the shares of the Issuer's Common Stock as an investment for his own account.

CUSIP No. 78080N108	13D	Page 5 of 5 Pages

Item 5. Interest in Securities of Issuer.

(a) Mr. George had sole investment and voting discretion over 4,524,844 shares or 20.37% of the Issuer's outstanding Common Stock as of April 28, 2014.

(b) Mr. George has sole voting and sole dispositive powers as to all of the shares shown in item 5(a) above.

(c)        In the 60 days prior to the date of filing of this statement, Mr. George effected the following purchases of the Common Stock of the Issuer, which were effected in the open market and not previously reported on any Schedule 13D filing: (i) 39,367 shares @ $8.0442 on March 6, 2014; (ii) 12,617 shares @ $8.0421 on March 7, 2014; (iii) 3,200 shares @ $7.9988 on March 10, 2014; (iv) 4,802 shares @ $7.8989 on March 11, 2014; (v)  1,782 shares @ $7.85 on March 12, 2014; (vi) 24,916 shares @ $7.828 on March 13, 2014; and (vii) 50,000 shares @ $8.0169 and 202 shares @ $8.00 on April 25, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2014
(Date)

/s/ W. Whitney George
(Signature)
W. Whitney George